UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)

Approach Resources Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

03834A103

(CUSIP Number)

Morgan D Neff

Wilks Brothers, LLC

17010 IH 20

Cisco, Texas 76437

(817) 850-3600

Matt Wilks

Wilks Brothers, LLC

17010 IH 20

Cisco, Texas 76437

817-850-3600

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 24, 2017

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See 240.13d-7(b) for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 140781105

1	NAMES OF REPORTING PERSONS Wilks Brothers, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Texas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 (1)
	8	SHARED VOTING POWER 39,266,600 (1)
	9	SOLE DISPOSITIVE POWER 0 (1)
	10	SHARED DISPOSITIVE POWER 39,266,600 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 39,266,600 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 46.24% (1)
14	TYPE OF REPORTING PERSON (See Instructions) OO

(1)	Based on (i) 80,903,376 shares of Common Stock (as defined herein) outstanding on the close of business on March 6, 2017 as reported in the Issuer’s (as defined herein) Annual Report on Form 10-K for the fiscal year ended December 31, 2016 filed with the Securities and Exchange Commission (the “Commission”) on March 10, 2017 plus (ii) 4,009,728 shares of Common Stock issued by the Issuer in connection with the previously announced Exchange Offer in exchange for $14,528,000 principal amount of the Issuer’s 7.00% Senior Notes due 2021.

1	NAMES OF REPORTING PERSONS SDW Investments, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Texas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 (1)
	8	SHARED VOTING POWER 39,266,600 (1)
	9	SOLE DISPOSITIVE POWER 0 (1)
	10	SHARED DISPOSITIVE POWER 39,266,600 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 39,266,600 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 46.24% (1)
14	TYPE OF REPORTING PERSON (See Instructions) OO

(1)	Based on (i) 80,903,376 shares of Common Stock outstanding on the close of business on March 6, 2017 as reported in the Issuer’s Annual Report on Form 10-K for the fiscal year ended December 31, 2016 filed with the Commission on March 10, 2017 plus (ii) 4,009,728 shares of Common Stock issued by the Issuer in connection with the previously announced Exchange Offer in exchange for $14,528,000 principal amount of the Issuer’s 7.00% Senior Notes due 2021.

1	NAMES OF REPORTING PERSONS Dan H. Wilks
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 (1)
	8	SHARED VOTING POWER 39,266,600 (1)
	9	SOLE DISPOSITIVE POWER 0 (1)
	10	SHARED DISPOSITIVE POWER 39,266,600 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 39,266,600 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 46.24% (1)
14	TYPE OF REPORTING PERSON (See Instructions) IN

(1)	Based on (i) 80,903,376 shares of Common Stock outstanding on the close of business on March 6, 2017 as reported in the Issuer’s Annual Report on Form 10-K for the fiscal year ended December 31, 2016 filed with the Commission on March 10, 2017 plus (ii) 4,009,728 shares of Common Stock issued by the Issuer in connection with the previously announced Exchange Offer in exchange for $14,528,000 principal amount of the Issuer’s 7.00% Senior Notes due 2021.

1	NAMES OF REPORTING PERSONS Staci Wilks
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 (1)
	8	SHARED VOTING POWER 39,266,600 (1)
	9	SOLE DISPOSITIVE POWER 0 (1)
	10	SHARED DISPOSITIVE POWER 39,266,600 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 39,266,600 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 46.24% (1)
14	TYPE OF REPORTING PERSON (See Instructions) IN

(1)	Based on (i) 80,903,376 shares of Common Stock outstanding on the close of business on March 6, 2017 as reported in the Issuer’s Annual Report on Form 10-K for the fiscal year ended December 31, 2016 filed with the Commission on March 10, 2017 plus (ii) 4,009,728 shares of Common Stock issued by the Issuer in connection with the previously announced Exchange Offer in exchange for $14,528,000 principal amount of the Issuer’s 7.00% Senior Notes due 2021.

1	NAMES OF REPORTING PERSONS Farris Wilks
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 (1)
	8	SHARED VOTING POWER 39,266,600 (1)
	9	SOLE DISPOSITIVE POWER 0 (1)
	10	SHARED DISPOSITIVE POWER 39,266,600 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 39,266,600 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 46.24% (1)
14	TYPE OF REPORTING PERSON (See Instructions) IN

(1)	Based on (i) 80,903,376 shares of Common Stock outstanding on the close of business on March 6, 2017 as reported in the Issuer’s Annual Report on Form 10-K for the fiscal year ended December 31, 2016 filed with the Commission on March 10, 2017 plus (ii) 4,009,728 shares of Common Stock issued by the Issuer in connection with the previously announced Exchange Offer in exchange for $14,528,000 principal amount of the Issuer’s 7.00% Senior Notes due 2021.

This Amendment No. 1 (“Amendment No. 1”) amends and supplements the statements on Schedule 13D filed by the Reporting Person with the Commission on February 3, 2017 (the “Original Schedule 13D”), relating to the Common Stock, $0.01 par value per share (the “Common Stock”) of Approach Resources, Inc. (the “Issuer”). All capitalized terms used but not defined herein shall have the meanings given to them in the Original 13D. The Original 13D is hereby amended as follows:

Item 4. Purpose of Transaction

Item 5 of the Original 13D is hereby amended as follows:

The Reporting Persons intend to review their respective investment in the Issuer on a continuing basis and may from time to time and at any time in the future, depending on various factors, including, without limitation, the outcome of any discussions referenced above, the Issuer’s financial position and strategic direction, actions taken by the Board of Directors of the Issuer, price levels of the shares of Common Stock, other investment opportunities available to the Reporting Persons, conditions in the securities market and general economic and industry conditions, take such actions with respect to the investment in the Issuer as they deem appropriate (subject to applicable contractual restrictions, including the Equity Cap under the Stockholders Agreement), including: (i) acquiring additional shares of Common Stock and/or other equity, debt, notes, other securities, or derivative or other instruments that are based upon or relate to the value of the shares of Common Stock or the Issuer (collectively, “Securities”) in the open market or otherwise; (ii) disposing of any or all of their Securities in the open market or otherwise; (iii) engaging in any hedging or similar transactions with respect to the Securities; (iv) advocating a sale or transfer of a material amount of assets of the Issuer or its subsidiaries or (v) proposing or considering one or more of the actions described in subsections (a) through (j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer

Items 5 (a) and (b) of the Original 13D are hereby amended by replacing them in their entirety with the following:

(a) Each of the Reporting Persons may be deemed to beneficially own, in the aggregate, 39,266,600 shares of Common Stock, representing approximately 46.24% of the Issuer’s issued and outstanding shares of Common Stock, based on (i) 80,903,376 shares of Common Stock outstanding on the close of business on March 6, 2017 as reported in the Issuer’s Annual Report on Form 10-K for the fiscal year ended December 31, 2016 filed with the Commission on March 10, 2017 plus (ii) 4,009,728 shares of Common Stock issued by the Issuer in connection with the previously announced Exchange Offer in exchange for $14,528,000 principal amount of the Issuer’s 7.00% Senior Notes due 2021.

(b) Each of the Reporting Persons may be deemed to have shared power shared power to vote or direct the vote and shared power to dispose or to direct the disposition of 39,266,600 shares of Common Stock, representing approximately 46.24.% of the Issuer’s issued and outstanding shares of Common Stock, based on (i) 80,903,376 shares of Common Stock outstanding on the close of business on March 6, 2017 as reported in the Issuer’s Annual Report on Form 10-K for the fiscal year ended December 31, 2016 filed with the Commission on March 10, 2017 plus (ii) 4,009,728 shares of Common Stock issued by the Issuer in connection with the previously announced Exchange Offer in exchange for $14,528,000 principal amount of the Issuer’s 7.00% Senior Notes due 2021.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

*
Dan H. Wilks

*
Staci Wilks

*
Farris Wilks

WILKS BROTHERS, LLC

By:	/s/ Morgan D Neff
Name:	Morgan D Neff

Title:	Attorney-in-Fact

SDW INVESTMENTS, LLC

By:	/s/ Morgan D Neff
Name:	Morgan D Neff

Title:	Attorney-in-Fact

*By:	/s/ Morgan D Neff
Morgan D Neff, as Attorney-in-Fact

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of this filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).